SAMSON OIL & GAS ADVISES ON GOSHEN COUNTY TRANSACTION AND OPERATIONS
IN THE NORTH STOCKYARD OILFIELD

Denver 1800 hours August 9th, 2010 Perth 0800 hours August 10th, 2010

Goshen County Transaction

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that, pursuant to the amended sales agreement for part of its Goshen County lease holdings, it has now received the required $10 million deposit.  The deposit is not being held in escrow and is refundable only if Samson is unable to deliver marketable title to twenty percent (20%) of the contracted properties, other than the expiring leases, at the planned September 6th closing.

As previously advised, Samson has been in discussions with State of Wyoming authorities to establish an Exploratory Unit to alleviate some near term lease expirations. While the Exploratory Unit will not be formed at this time, the State has extended all of the State leases that were to be included in the Unit for a period of twelve months.  As a result, all of the extended State leases are now qualified as compensable properties under the Goshen County sales agreement.

In addition, Samson has filed applications to drill wells on four State leases (outside of the previously proposed Unit), to protect these leases from expiration and qualify them as compensable properties under the sales agreement. Three of these applications have been granted and the fourth is pending.  Since these applications were submitted, the buyer of the Goshen County properties has indicated that it would prefer a slightly different orientation to the proposed well track and therefore the applications will be amended.

In light of the decision not to proceed with the Exploratory Unit, Samson is also seeking permits for two further wells which will protect a private lease from expiration later this year.  All of the leases that are subject to drilling permits will form a post-closing settlement with the Buyer and will be settled in December 2010 so long as the drilling permits are valid and the associated leases remain in place.

Rodney #1-14H (27% working interest)

As of 0600 hours CST the Rodney #1-14H was drilling ahead at a measured depth of 16,372 feet and is expected to reach a total depth of 17,225 feet in the next 24 hours.  The well path has been maintained within the Middle Bakken Formation and has returned oil and gas shows that are consistent with previous well in the North Stockyard Field.

The Rodney #1-14H well is located in Township 154N, Range 99W, Section 14 in Williams County, North Dakota.  This is Samson’s fourth Bakken well in the North Stockyard Field.

The fracture stimulation of the Rodney well is planned as a 35 stage stimulation placing 4 million pounds of proppant and is due to commence the week of August 23rd.

Gary #1-24H (37% working interest)

The Gary well has been drilled and cased to a total depth of 17,727 feet and the fracture stimulation of that well is planned to commence on August 30th. The stimulation is planned to include 20 stages, 5 stages more than the Gene well which returned an IP of in excess of 3000 BOEPD. The stimulation will include the placement of 3 million pounds of proppant.

The Gary #1-24H well is located in Township 154N, Range 99W, Section 24 in Williams County, North Dakota.  This well was Samson’s third Bakken well in the North Stockyard Field.

Stimulation Operations

Operations to stimulate both the Rodney and the Gary wells are expected to commence the week of August 23rd.  The detail sequencing of the stimulation operations have yet to finalized, but the currentplan is to commence the first 8 stages of the 35 stage plan in Rodney and then to proceed to the 20 stage Gary stimulation.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.21 per ADS on August 9th, 2010 the company has a market capitalization of approximately US$100.61 million.  Correspondingly, based on the ASX closing price of A$0.072 on August 9th , 2010, the company has a market capitalization of A$119.74 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.